United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. ______)

               Internet Capital Ventures & Assoc., Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                          September 12, 2000
       (Date of Event Which Requires Filing of this Statement)

                             William Tay
                   c/o DotCom Internet Ventures Ltd.
                     1422 Chestnut St., Suite 410
                      Philadelphia, PA 19102-2510
                            (215) 569-9175
      (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:        DotCom Internet Ventures Ltd.
                                             William Tay

          William Tay is the controlling shareholder and director of DotCom Internet Ventures Ltd.

2.        Check the appropriate box if a member of a group:        (a) /x/
                                                                   (b)

3.        SEC use only

4.        Citizenship or place of organization

          William Tay                        Natural person, citizen of the
                                             United States
          DotCom Internet Ventures Ltd.      Delaware corporation


5 -8.                           Sole       Shared   Sole          Shared
                                Voting     Voting   Dispositive   Dispositive
                                Power      Power    Power         Power

DotCom Internet Ventures Ltd.   5,000,000           5,000,000
William Tay                     5,000,000           5,000,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                    Aggregate amount
                                    Beneficially        Percent
                                    Owned               of Class

DotCom Internet Ventures Ltd.       0                   0%   (1)
William Tay                         5,000,000           100%

     (1) William Tay is the controlling shareholder and director of DotCom Internet Ventures Ltd. and may be deemed to be the beneficial owner of the common stock held by it.

10.       Check box if aggregate amount in #9
          excludes certain shares.                           Not applicable.

12.       Type of reporting Person

              DotCom Internet Ventures Ltd.       CO
              William Tay                         IN


----------------------------------------------------------------------
                             Schedule 13G              Part 2, page 1


Item 1(a)      Name of Issuer:    Internet Capital Ventures & Assoc., Inc.

     (b)       Address of Issuer's Principal Executive Offices:

                                                    1422 Chestnut Street
                                                    Suite 410, 4th Floor
                                                    Philadelphia, PA 19102

Item 2(a)      Name of Person Filing:               William Tay

     (b)       Address of Principal Business or,
               if none, Residence:                  1422 Chestnut Street
                                                    Suite 410, 4th Floor
                                                    Philadelphia, PA 19102

     (c)       Citizenship:                         United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           5,000,000 shares
     (b)       Percent of Class:                    100%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote            5,000,000
        (ii) shares power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
              disposition of                                    5,000,000
        (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5. Ownership of Five Percent or Less of a Class      Not applicable

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                 Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent                  Not applicable

Item 8.  Identification and Classification of
         Members of the Group

        The group consists of William Tay, a natural person, and DotCom Internet Ventures Ltd., a Delaware corporation of which William Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                   Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   William Tay

September 19, 2000
----------------------------------------------------------------

                             Schedule 13G               Part 2, page 3


Item 1(a)      Name of Issuer:    Internet Capital Ventures & Assoc., Inc.

     (b)       Address of Issuer's Principal Executive Offices:

                                                    1422 Chestnut Street
                                                    Suite 410, 4th Floor
                                                    Philadelphia, PA 19102

Item 2(a)      Name of Person Filing:        DotCom Internet Ventures Ltd.

     (b)       Address of Principal Business or,
               if none, Residence:
                                                    1422 Chestnut Street
                                                    Suite 410, 4th Floor
                                                    Philadelphia, PA 19102

     (c)       Citizenship:                         Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:              0 shares (1)
     (b)       Percent of Class:                       0%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote         5,000,000
        (ii) shared power to vote or to direct the vote      0
        (iii) sole power to dispose or to direct the
               disposition of                                5,000,000
        (iv) shared power to dispose or to direct the
               disposition of                                0

(1) William Tay is the controlling shareholder and director of DotCom Internet Ventures Ltd. and is therefore deemed to be the beneficial owner of the 5,000,000 shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class        Not applicable

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                           Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of William Tay, a natural person, and DotCom Internet Ventures Ltd., a Delaware corporation, of which William Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                     Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 September 19, 2000

                                 DotCom Internet Ventures Ltd.

                                 By: /s/ William Tay
                                 ----------------------------------
                                 William Tay
                                 President


                                 By: /s/ William Tay
                                 ----------------------------------
                                 William Tay